

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 10, 2007

Mr. Fred George
Chairman and President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5 Canada

   Re: **Gammon Lake Resources Inc.**
      Form 40-F for the Year Ended December 31, 2005
      Filed on April 3, 2006
      Form 40-F/A for the Year Ended December 31, 2005
      Filed on April 3, 2007
      File No. 001-31739

Dear Mr. George:

We have completed our review of your Form 40-F and Form 40-F/A for the year ended December 31, 2005 and have no further comments at this time.

           Sincerely,

           Jill Davis
           Branch Chief